FLAMEL TECHNOLOGIES
Société Anonyme with a stated capital of 3,099,662 euros
Registered Office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX – France

379 001 530 R.C.S. LYON

RESOLUTIONS SUBMITTED TO THE ORDINARY AND EXTRAORDINARY
GENERAL SHAREHOLDERS’ MEETING
TO BE HELD ON JUNE 20, 2013

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WITHIN THE COMPETENCE OF THE ORDINARY
GENERAL SHAREHOLDERS’ MEETING

1.	Approval of Statutory Accounts for year ended December 31, 2012

2.	Allocation of results

3.	Renewal of Mr. Michael S. Anderson as Director.

4.	Renewal of Mrs Catherine Bréchignac as Director.

5.	Renewal of Mr. Guillaume Cerutti as Director.

6.	Renewal of Mr. Francis JT Fildes as Director.

7.	Renewal of Ambassador Craig Stapleton as Director.

8.	Renewal of Mr. Elie Vannier as Director.

9.	Renewal of Mr. Stephen H. Willard as Director.

10.	Determination of the annual amount of Directors’ attendance fees (jetons de presence)

11.	Approval of agreements referred to in article L.225-38 et seq. of the French Commercial Code

WITHIN THE COMPETENCE OF THE EXTRAORDINARY
GENERAL SHAREHOLDERS’ MEETING

12.	Authorization to be granted to the Board of Directors to allocate six hundred thousand (600,000) stock options and taking note of the resulting capital increases.

13.	Authorization to be granted to the Board of Directors to allocate two hundred thousand (200,000) existing or to be issued shares at no cost (“free shares”) and establishment of the subsequent capital increases.

14.	Authorization to be granted to the Board of Directors for issue of a maximum number of three hundred thousand (300,000) stock warrants (BSA) reserved for a category of persons defined by the fifteenth resolution; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.

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15.	Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the fourteenth resolution to the benefit of a category of persons consisting of the Company’s directors and Scientific Advisory Board’s members who are neither authorized agents nor employees of the company, but including the Chairman of the Board of Directors.

16.	Authorization to be granted to the Board of Directors for issue of a maximum number of two hundred thousand (200,000) ordinary shares of a nominal value of EUR 0.12196, in the form of American Depositary Shares (ADS), reserved for a category of persons defined by the seventeenth resolution; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.

17.	Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the sixteenth resolution to the benefit of a category of persons consisting of any person or company having sold or transferred to the Company asset(s), including any shares, representing immediately or overtime, their ownership or voting rights in any commercial enterprise.

18.	Authorization to be granted to the Board of Directors to increase the share capital by issuing of shares reserved for the members of a company savings plan established in application of Articles L.3332-18 et seq. of the French Labor Code.

19.	Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the eighteenth resolution to the benefit of a category of persons consisting of employees of the Company.

20.	Powers for formalities.

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- RESOLUTIONS WITHIN THE COMPETENCE OF THE ORDINARY
GENERAL SHAREHOLDERS’ MEETING –

FIRST RESOLUTION

Approval of Statutory Accounts for year ended December 31, 2012

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having taken cognizance of the financial statements for the fiscal year ended on December 31, 2012, and having heard a reading of the Board of Directors’ management report and of the general report of the Statutory Auditor pertaining to said fiscal year,

Approves, in their entirety, the above referenced financial statements as they have been presented to it, as well as the transactions recorded in such financial statements and reports, which show a loss in the amount of EUR (12,315,766.04).

Accordingly, the General Shareholders' Meeting grants the Directors full discharge from their duties relative to such fiscal year.

Furthermore and in accordance with Section “223 quater” of the General Tax Code, the General Shareholders' Meeting acknowledges that non tax-deductible expenses or charges as set forth at Section 39-4 of the General Tax Code were incurred for a total of EUR 30,634.00 during the fiscal year ended December 31, 2012 corresponding to excess redemption.

SECOND RESOLUTION

Allocation of results

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors’ management report,

Decides to allocate the loss for the financial year ended on December 31, 2012, amounting to EUR (12,315,766.04), to the carry forward account, which will then amount to EUR (122,076,812).

It is recalled, pursuant to article “243 bis” of the French General Tax Code, that no dividend was distributed for the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010.

THIRD RESOLUTION

Renewal of a Director

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report, acknowledging that the term of the Director’s office of Mr. Michael S. Anderson expires at the end of this meeting,

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Decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2013.

Michael S. Anderson has declared that he has complied with all the conditions required by applicable laws and regulations in order to hold such office.

FOURTH RESOLUTION

Renewal of a Director

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report, acknowledging that the term of the Director’s office of Mrs. Catherine Bréchignac expires at the end of this meeting,

Decides to renew her office for one (1) year, to expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2013.

Catherine Bréchignac has declared that she has complied with all the conditions required by applicable laws and regulations in order to hold such office.

FIFTH RESOLUTION

Renewal of a Director

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report, acknowledging that the term of the Director’s office of Mr. Guillaume Cerutti expires at the end of this meeting,

Decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2013.

Guillaume Cerutti has declared that he has complied with all the conditions required by applicable laws and regulations in order to hold such office.

SIXTH resolution

Renewal of a Director

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report, acknowledging that the term of the Director’s office of Francis J.T. Fildes expires at the end of this meeting,

Decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2013.

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Francis J.T. Fildes has declared that he has complied with all the conditions required by applicable laws and regulations in order to hold such office.

SEVENTH resolution

Renewal of a Director

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report, acknowledging that the term of the Director’s office of Ambassador Craig Stapleton expires at the end of this meeting,

Decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2013.

Ambassador Craig Stapleton has declared that he has complied with all the conditions required by applicable laws and regulations in order to hold such office.

EIGHTH RESOLUTION

Renewal of a Director

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report, acknowledging that the term of the Director’s office of Elie Vannier expires at the end of this meeting,

Decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2013.

Elie Vannier has declared that he has complied with all the conditions required by applicable laws and regulations in order to hold such office.

NINTH RESOLUTION

Renewal of a Director

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report, acknowledging that the term of the Director’s office of Stephen H. Willard expires at the end of this meeting,

Decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2013.

Stephen H. Willard has declared that he has complied with all the conditions required by applicable laws and regulations in order to hold such office.

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TENTH RESOLUTION

Determination of the annual amount of Directors’ attendance fees (jetons de presence)

The General Shareholders’ Meeting voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report,

Decides to allocate to the Board of Directors, under condition of adoption of resolution three to nine, a maximum aggregate amount two thousand twenty five hundred Euros (EUR 225,000) as annual attendance fees for the fiscal year ending December 31, 2013.

The General Shareholders’ Meeting acknowledges that the Board will determine the allocation and payment date of said attendance fees.

eleventh RESOLUTION

Approval of agreements referred to in article L.225-38 et seq. of the French Commercial Code

The General Shareholders’ Meeting voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of statutory auditor’s special report regarding the agreements referred to in article L.225-38 et seq. Of the French Commercial Code,

Approves the agreements entered into or previously authorized and which remained into force during the fiscal year ended December 31, 2012, together with the transactions mentioned therein.

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- RESOLUTIONS WITHIN THE COMPETENCE OF THE EXTRAORDINARY GENERAL
SHAREHOLDERS’ MEETING -

twelfth RESOLUTION

Authorization to be granted to the Board of Directors to allocate six hundred thousand (600,000) stock options and taking note of the resulting capital increases.

The General Shareholders’ Meeting, deliberating under the conditions of quorum and majority required for Extraordinary General Meetings,

After having heard a reading of the report of the Board of Directors and of the special report of the Statutory Auditor,

In accordance with Articles L.225-177 et seq. of the French Commercial Code,

1.	Decides to authorize the Board of Directors to grant in one or several times, for the benefit of employees of the Company or of some of them, as well as for the benefit of executive officers, as referred to in Article L.225-185 paragraph 4 of the French Commercial Code, a maximum number of six hundred thousand (600,000) options granting a right to subscription to the Company’s shares to be issued as a capital increase of the Company.

2.	Decides that each option shall entitle to the subscription for one (1) ordinary share of the Company and that the subscription price of each share by the beneficiaries of the options, which shall be determined by the Board of Directors on the date when such options are granted by the Board, will be the closing market price for the share, in the form of ADS, on the NASDAQ Global Market, on the day preceding the date of the meeting of the Board of Directors, provided that such price shall not be less than 80% of the average of the closing market price for the share on the NASDAQ Global Market, in the form of ADS, during the last twenty trading days preceding the meeting. In this case, the price for the share shall be equal or superior to 80% of the average of the closing market price for the share on the NASDAQ Global Market, in the form of ADS, during the last twenty trading days preceding the meeting. The price of the shares, thus determined by the Board of Directors, may not subsequently be modified during the option period. However, in accordance with Article L.225-181 paragraph 2 of the French Commercial Code, when the Company conducts a share capital redemption or a share capital reduction, a change in the profit distribution, a free allocation of shares, an incorporation of reserve, profit, share premium to the share capital, a distribution of reserves or any issue of shares or of securities giving right to the allocation of shares with a preferential right to subscribe shares reserved to the shareholders, the Company shall take all necessary measures to protect the interests of the options beneficiaries pursuant to article L.228-99 of the French Commercial Code.

3.	Decides that the options shall be exercised within a maximum ten-year term as from the date they were granted by the Board of Directors.

4.	Decides to authorize the Board of Directors and to grant it all powers in order to:

(i)	set the terms and conditions of grant of the options, freely determine the beneficiaries of such options, subject to the provisions of applicable laws and regulations, and, within such framework, if it considers it appropriate, set the obligation for each beneficiary to be an employee of the Company and/or of the companies referred to in Article L.225-180-I of the French Commercial Code, and/or to be an officer of the Company within the meaning of Article L.225-185 paragraph 4 of the French Commercial Code, at the time of the exercise of the options;

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(ii)	set, if it considers it appropriate, a period of untransferability of the subscribed shares, in accordance with the conditions provided by applicable laws and regulations,

(iii)	set the subscription price of the shares to which the options thus granted give right, in accordance with the terms and conditions determined by the Extraordinary General Shareholders’ Meeting,

(iv)	set the exercise period(s) of the options thus granted, subject to the prohibitions and/or limitations provided by applicable laws and regulations and the by-laws in this regard, at the times that it will deem to be appropriate.

5.	Decides to authorize the Board of Directors and to grant it all powers for the purpose of issuing a maximum of 600,000 shares with a nominal value of EUR 0.12196, and accordingly, increasing the share capital in a maximum nominal amount of EUR 73,176.00.

6.	Acknowledges that, in accordance with Article L.225-178 paragraph 1 of the French Commercial Code, the authorization thus granted to the Board of Directors entails, for the benefit of options beneficiaries, express waiver, by the shareholders, of the preferential right to subscribe for the shares that will be issued subsequently to the exercise of options.

7.	Decides accordingly to authorize the Board and to grant it all powers in order to:

(i)	Receive the subscriptions and related payments,

(ii)	Deposit the funds in a bank account in accordance with the law,

(iii)	Acknowledge the number of shares issued as a consequence of the exercises of the options granted, in accordance with the provisions of Article L.225-178 paragraph 3 of the French Commercial Code, to amend the by-laws accordingly and, more generally,

(iv)	Take all measures necessary to implement the capital increase and complete all formalities required by law.

8.	Decides that this authorization is granted for a term thirty eight months (38) months starting from the date of this General Shareholders’ Meeting;

9.	Acknowledges that, in the event that the Board of directors should make use of this authorization, it shall inform the ordinary general meeting each year of the operations performed by virtue of the provisions stipulated in articles L.225-177 to L.225-186 of the French commercial code pursuant to the conditions stipulated by article L.225-184 of said code.

thirteenth RESOLUTION

Authorization to be granted to the Board of Directors to allocate two hundred thousand (200,000) existing or to be issued shares at no cost (“free shares”) and establishment of the subsequent capital increases.

The General Meeting, deliberating under the conditions of quorum and majority required for Extraordinary General Meetings,

After hearing the reading of the report by the Board of Directors and the audit report by the Statutory Auditors,

In application of Articles L.225-197-1 et seq. of the French Commercial Code:

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1.	Decides to authorize the Board of Directors for a term of thirty eight months to proceed, in one or several times, with the free allocation of the Company’s shares, existing or to be issued, for the benefit of the employees of the Company or the companies and the economic interest groupings which are linked to it pursuant to the conditions stipulated in Article L.225-197-2 of the French Commercial Code or for the benefit of the company managers referred to in Article L.225-197-1, II of the French Commercial Code;

2.	Decides that the Board of Directors shall determine the identity of the beneficiaries, who can be employees or certain categories thereof of both the company and the companies which are affiliates, pursuant to the conditions of Article L225-197-2 of the French Commercial Code and/or the company managers who meet the conditions of Article L225-197-1 of the French Commercial Code;

3.	Decides that the Board of Directors shall determine the conditions and, where appropriate, the criteria for allocation of the shares;

4.	Decides that the total number of shares freely allocated is fixed at two hundred thousand shares (200,000), excluding adjustment of this number in order to take account of the operations necessary for preserving the rights of the beneficiary. In any event, the number of shares that can be allotted free of charge by the Board by virtue of the present delegation cannot exceed ten percent (10%) of the registered capital existing on the day of the first allocation;

5.	Decides that allocation of the shares to French tax resident beneficiaries will be definitive only on expiry of a minimum acquisition period of two (2) years and that the minimum duration of the beneficiary’s obligation of conservation at the end of the acquisition period is fixed at two (2) years, the Board of Directors having the option of extending either of the time limits. Nonetheless, the shares will be definitively allocated prior to expiry of this period in the event of disability of the beneficiary corresponding to classification in the second or third of the categories provided for in Article L.341-4 of the French Social Security Code;

6.	Decides, in dispensation from the above, that beneficiaries who are not residents of France on the allocation date, for whom the taxable event coincides with the end of the acquisition period, will be allocated the shares definitively on expiry of a minimum acquisition period of four (4) years, except in the event of disability, as stated above. The securities will not then be subject to a holding period.

7.	Acknowledges that, in accordance with Article L.225-197 paragraph 4 of the French Commercial Code, the authorization thus granted to the Board of Directors entails, for the benefit of free shares beneficiaries, express waiver, by the shareholders, of the preferential right to subscribe for the shares that will be issued subsequently to the definitive acquisition of the free shares.

8.	Acknowledges that, concerning the shares to be issued, the present decision will include, at the end of the acquisition period, a capital increase through incorporation of reserves, profits or share premiums in favor of the beneficiaries of said shares and correlative renunciation by the shareholders in favor of said beneficiaries to the part of the reserves, profits or premiums thus incorporated;

9.	Delegates all powers to the Board of directors in order to implement the present authorization within the limits fixed above and thus determine the effects on the rights of the beneficiaries of the operations modifying the capital or likely to influence the value of the shares to be allotted and realized during the periods of acquisition and conservation; where appropriate, to establish the existence of sufficient reserves and proceed, at the time of each allotment, with transfer to a non-available reserves account of the sums required for paying up the new shares to be allotted; to decide on capital increase(s) through the incorporation of reserves, premiums or profits correlative to the issuance of new shares allotted free of charge; to proceed with acquisitions of the necessary shares by means of offers of sale made to all shareholders proportionally to the number of ordinary shares held by each of them; to take all useful measures for ensuring compliance with the obligation of conservation required of the beneficiaries; and, generally, to do everything, within the scope of the regulations in force, that the implementation of the present authorization will require;

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10.	Decides that this authorization is granted for a term thirty eight months (38) months starting from the date of this General Shareholders’ Meeting;

11.	Acknowledges that, in the event that the board of directors should make use of this authorization, it shall inform the ordinary general meeting each year of the operations performed by virtue of the provisions stipulated in articles L.225-197-1 to L.225-197-3 of the French commercial code pursuant to the conditions stipulated by article L.225-197-4 of said code.

fourteenth RESOLUTION

Authorization to be granted to the Board of Directors for issue of a maximum number of three hundred thousand (300,000) stock warrants (BSA) reserved for a category of persons defined by the fifteenth resolution; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.

The General Shareholders' Meeting, voting under the quorum and majority requirements for extraordinary general meetings,

After having heard a reading of the Board of Directors' report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up,

In accordance with the provisions of Articles L.225-138 and L.228-91 et seq. of the French Commercial Code,

1.	Decides to authorize the Board to issue, on one or more occasions, in the proportion and at the time of its choice, a maximum of three hundred thousand (300,000) stock warrants (BSA) representing three hundred thousand (300,000) new ordinary shares, in the form of American Depositary Shares (ADS), for a subscription price, per one stock warrant, which shall be one tenth (10%) of the average market price of the share, in the form of ADS, on the NASDAQ, on the closing of the trades on the twenty days preceding the decision of the Board to issue such stock warrants (BSA).

2.	Decides that the approximate maximum nominal amount of capital increase which may be realized, immediately or overtime, under the present decision and in accordance with the provisions of Article L.228-91 of the French Commercial Code, is EUR 36,588.00, representing the issuance of 300,000 ordinary shares of a nominal value of EUR 0.12196, without taking into account, as the case may be, any additional shares that may be issued to protect the interests of the warrants’ holders pursuant to the provisions of Article L.228-99 of the French Commercial Code;

3.	Decides that the subscription price of stock warrants (BSA) have to be fully paid up on the date of their subscription in cash or by off-set against outstanding receivables, as provided by law and as determined by the Board. The subscription amount of these stock warrants (BSA), if any, will be registered in a special reserve account labelled "issue premium" which will carry rights for all shareholders;

4.	Decides that each stock warrant (BSA) will give its holder, subject to the terms and conditions set forth hereafter and in the Board’s decision to issue the stock warrants (BSA), the right to subscribe to one (1) ordinary share of the Company for an exercise price which shall be the market price for the share, in the form of ADS, on the NASDAQ, on the closing of the trades on the day preceding the decision of the Board to issue such stock warrants (BSA), provided that such price shall not be less than 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such Board’s decision. In this case, the price for the share shall be equal to 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such Board’s decision;

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5.	Resolves that the shares thus subscribed upon exercise of the stock warrants (BSA) will have to be fully paid up on the date of their exercise in cash;

6.	Decides that each warrant (BSA) shall be exercised by its holder in accordance with the conditions set forth by the Board’s decision to issue the stock warrants (BSA), provided that such exercise shall occur within four (4) years from the issuance date and that the holder is still an active member of the Scientific Advisory Board or a Director of the Company on the day of such exercise; being specified that, in the case of Directors, the BSA holders will have the right to retain the possibility to exercise their BSA even if they are no longer a Director of the Company, provided they notify the Company within three (3) months of having left their position as a Director and in paying simultaneously to the Company an additional subscription price of EUR 0.01 per BSA; if its holder fails to exercise the warrant in whole or in part at the expiry of the above mentioned period, the stock warrants (BSA) and the attached right to subscribe will automatically be void and null;

7.	Decides that, upon issuance of the stock warrants (BSA), the Company shall be entitled to modify its form or its business purpose, modify the rules regarding the distribution of its profits, redeem its capital, create preferred shares resulting in such a change or redemption, subject to meeting the obligations of Article L.228-99 of the French Commercial Code;

8.	Decides that, in the event the Company issues, under any circumstances, new shares with a preferential right to subscribe reserved to its shareholders, or if the Company conducts a distribution of its reserves, in cash or in kind, and of its share premiums or if the Company changes the allocation of its profits through the issuance of preferred shares, the Company will take all the necessary measures to protect the interests of the holders of the stock warrants (BSA) pursuant to the provisions of Article L.228-99 of the French Commercial Code;

9.	decides that, in the case of a capital reduction, whether or not motivated by losses, and conducted through either a decrease of the shares' value of or a decrease of the shares' number, the rights of the holders of the stock warrants (BSA) will be decreased accordingly as if they had been exercised before the date on which the capital decrease has become final;

10.	acknowledges that, pursuant to the provisions of Article L.228-103 et seq. of the Commercial Code, the warrants’ holders will all be grouped together in order to defend their common interests, in an assembly (a “masse”) with a civil personality. General warrants holders meetings will be convened to authorize any changes in the issuance terms and conditions and to decide on any decision regarding the conditions of subscription or allocation of the shares as set forth at the time issuance took place. Each warrant will give access to one voting right. The conditions regarding the quorum and the majority will be those determined in the second and third paragraph of Article L.225-96 of the Commercial Code. The expenses incurred in connection with such meetings, as well as, generally, any expenses in connection with the assembly (“masse”) will be borne by the Company;

11.	decides that the new shares remitted to the subscriber on exercise of the stock warrants (BSA) will be subject to all the provisions of the bylaws of the Company and will carry distribution rights from the date of their issuance;

12.	decides that this authorization is granted for a term of eighteen (18) months starting from the date of this General Shareholders’ Meeting;

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13.	decides to grant the Board of Directors all necessary powers to implement this decision under the terms and conditions set forth in the present resolution and by law, and in particular:

(i)	to issue and determine the subscription price of the stock warrants (BSA)

(ii)	to determine the beneficiaries amongst the category defined by this resolution,

(iii)	to determine the exercise price of the shares to be issued upon exercise of the stock warrants (BSA) in accordance with terms and conditions set by the present resolution, the dates, periods and conditions of exercise and final details of the issuance within the limits laid down by this general meeting of shareholders and to allocate the issue premium, as the case may be,

(iv)	to close the subscription period early or extend its date, if required,

(v)	to gather the subscriptions to the stock warrants (BSA) by the stock warrants’ holder(s) and payments in respect of the subscription for the aforementioned stock warrants (BSA),

(vi)	to record the number of shares issued due to exercise of the stock warrants (BSA), to carry out the formalities resulting from the corresponding capital increases and to make the related modifications of the by-laws,

(vii)	to take any steps to ensure protection of the holder(s) of stock warrants (BSA) in case of a financial operation concerning the Company, this pursuant to the legal and regulatory provisions in effect, and generally,

(viii)	to take all steps and to carry out all formalities that are useful in connection with the present issuance.

14.	Acknowledges that the Board of Directors, when it uses this authorization, will provide a special report to the next General Meeting which indicates the final terms and conditions of the operation; such report will be put at the shareholders' disposal at the company's head office within fifteen (15) days following the meeting of the Board of Directors at the latest; a special report will be also issued by the Statutory Auditors.

fifteenth RESOLUTION

Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the fourteenth resolution to the benefit of a category of persons consisting of the Company’s directors and Scientific Advisory Board’s members who are neither authorized agents nor employees of the company, but including the Chairman of the Board of Directors.

The General Shareholders' Meeting, voting under the quorum and majority requirements for extraordinary general meetings,

After having heard a reading of the Board of Directors' report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up,

In accordance with the provisions of Articles L.225-138 and L.228-91 et seq. of the French Commercial Code,

1.	Decides to cancel the preferential right of subscription attributed to the shareholders to the shares which could be issued upon exercise of the 300,000 stock warrants issued under the fourteenth resolution of the General Shareholders Meeting and to reserve the subscription of such stock warrants (BSA), to the following category of beneficiaries:

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-	Directors of the Company who are not officers and/or employees of the Company, but including the Chairman of the Board of Directors; and/or,

-	Scientific Advisory Board’s members who are neither directors nor employees of the Company

2.	Grants the Board of Directors all necessary powers to determine the beneficiaries amongst the category defined by this resolution and the exact number of stock warrants to be issued, up to a limit of a nominal amount of EUR 36,588.00.

sixteenth RESOLUTION

Authorization to be granted to the Board of Directors for issue of a maximum number of two hundred thousand (200,000) ordinary shares of a nominal value of EUR 0.12196, in the form of American Depositary Shares (ADS), reserved for a category of persons defined by the seventeenth resolution; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.

The General Shareholders' Meeting, voting under the quorum and majority requirements for extraordinary general meetings,

After having heard a reading of the Board of Directors' report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up,

In accordance with the provisions of Articles L225-129, L.225-129-2, L.225-138 and seq. of the French Commercial Code,

1.	Decides to authorize the Board to issue, on one or more occasions, in the proportion and at the time of its choice, a maximum of two hundred thousand (200,000) new ordinary shares, in the form of American Depositary Shares (ADS);

2.	Decides that the subscription price will be fully paid up by off-set against outstanding receivables which shall correspond to the value of the assets sold or transferred to the Company by the subscribers, who are beneficiaries of cancellation of the preferential right of subscription set forth in the seventeenth resolution.

3.	Decides that the acquisition price of such will be calculated on the basis of a valuation made by an independent evaluator.

4.	Decides that the approximate maximum nominal amount of capital increase which may be realized, immediately or overtime, under the present decision, is EUR 24,392.00, representing the issuance of two hundred thousand (200,000) ordinary shares of a nominal value of EUR 0.12196;

5.	Decides that, in accordance with article L225-138 II of the French Commercial Code that the issue price of one (1) ordinary share of the Company shall be the market price for the share, in the form of ADS, on the NASDAQ, on the closing of the trades on the day preceding the decision of the Board to issue such Reserved Shares, provided that such price shall not be less than 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such Board’s decision. In this case, the price for the share shall be equal to 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such Board’s decision;

6.	Decides that the Reserved Shares will be subject to all the provisions of the bylaws of the Company and will carry distribution rights from the date of their creation;

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7.	Decides that this authorization is granted for a term of eighteen (18) months starting from the date of this General Shareholders’ Meeting;

8.	Decides to grant the Board of Directors all necessary powers to implement this decision under the terms and conditions set forth in the present resolution and by law, and in particular:

(i)	set the terms and conditions of issuance, subscription and vesting of such Reserved Shares, within the limits laid down by this general meeting of shareholders,

(ii)	determine the beneficiaries of such Reserved Shares amongst the category defined by this resolution and the number of ordinary shares to be issued,

(iii)	limit the amount of the capital increase to the amount of the subscriptions collected, provided such amount is equal to or above three quarters (3/4) of the capital increase,

(iv)	where appropriate, increase, within the limit of 15% of the initial issue, the number of shares to be issued, in accordance with Article L.225- 135-1 of the French Commercial Code, should the Board acknowledges an excess demand;

(v)	to record the number of shares issued, to carry out the formalities resulting from the corresponding capital increases and to make the related modifications of the articles of association,

(vi)	deduct from the “issuance premiums” account the amount of the expenses relating to these share capital increases and charge, if it deems fit, on this account the necessary amounts to increase the legal reserve to one tenth of the new share capital after each issuance,

(vii)	to prepare and file, with assistance from the Company’s officers and outside advisors, a registration statement with the United States Securities and Exchange Commission to register the ADS to be issued upon issuance of any Reserved Shares

(viii)	to take all steps and to carry out all formalities that are useful in connection with the present issuance.

9.	Acknowledges that the Board of Directors, when it uses this authorization, will provide a supplementary report to the next General Meeting which indicates the final terms and conditions of the operation; such report will be put at the shareholders' disposal at the company's head office within fifteen (15) days following the meeting of the Board of Directors at the latest; a supplementary report will be also issued by the Statutory Auditors.

seventeenth RESOLUTION

Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the sixteenth resolution to the benefit of a category of persons consisting of any person or company having sold or transferred to the Company asset(s), including any shares, representing immediately or overtime, their ownership or voting rights in any commercial enterprise.

The General Shareholders' Meeting, voting under the quorum and majority requirements for extraordinary general meetings,

After having heard a reading of the Board of Directors' report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up,

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In accordance with the provisions of Articles L.225-129, L.225-129-2, L.225-132 and L.225-138 of the French Commercial Code,

1.	Decides to cancel the preferential right of subscription attributed to the shareholders to the shares which could be issued under the sixteenth resolution of the General Shareholders Meeting and to reserve the subscription of such shares, to the following category of beneficiaries: any person or company having sold or transferred to the Company asset(s), including any shares, representing immediately or overtime, their ownership or voting rights in any commercial enterprise

2.	Grants the Board of Directors all necessary powers to determine the beneficiaries amongst the category defined by this resolution and the exact number of stock warrants to be issued, up to a limit of a nominal amount of EUR 24,392.00.

eighteenth RESOLUTION

Authorization to be granted to the Board of Directors to increase the share capital by issuing of shares reserved for the members of a company savings plan established in application of Articles L.3332-18 et seq. of the French Labor Code.

The General Shareholders' Meeting, voting under the quorum and majority requirements for extraordinary general meetings, after having heard a reading of the Board of Directors' report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up,

In accordance with the provisions of Articles L.225-129, L.225-129-1, L.225-129-6 and L.225-138-1 of the French Commercial Code and Article L.3332-18 et seq. Of the French Labor Code,

1.	Authorizes the Board of Directors to carry out, on one or more occasions, on its own resolution, an increase of the share capital, through the issuance of shares reserved, directly or through an Employee Profit Sharing FCP (“Plan Epargne entreprise”), to members of a company sponsored saving plan, as provided for in Article L.3332-1 et seq. Of the Labor Code, for employees of the Company or its affiliates, as defined under Article L.225.180 of the French Commercial Code, who shall meet additional criteria to be defined by the Board, if any (the “Group Employees”);

2.	Decides that this authorization is granted for a term of twenty-six (26) months starting from the date of this General Shareholders’ Meeting;

3.	Decides to set at 1% of the share capital, as of the date of this meeting, the issuance of shares that could result from the use of this authorization;

4.	Decides that the subscription price per share for the shares to be issued in accordance with this authorization shall be determined by the Board of Directors in accordance with Article L.3332-20 of the French Labor Code;

5.	Decides to grant the Board of Directors with all powers necessary to implement this resolution in accordance with applicable laws and regulations, and subject to the limitations and conditions specified above;

6.	Acknowledges that, in the event the Board uses this authorization, it shall so inform the next ordinary general meeting of the shareholders of the operations in accordance with applicable laws and regulations.

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nineteenth RESOLUTION

Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the eighteenth resolution to the benefit of a category of persons consisting of employees of the Company.

The General Shareholders' Meeting, after having heard a reading of the Board of Directors' report and Statutory Auditor’s special report, decides to cancel, to the benefit of those Group Employees (as defined above), the preferential subscription rights of the shareholders to the shares to be issued under the eighteenth resolution;

twentieth RESOLUTION

Powers for formalities.

The General Shareholders’ Meeting grants a power of attorney to the bearer of an original, an extract or a copy hereof, in order to effect all publication, filing and other formalities required by law.

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